1180 West Peachtree Street, Suite 1800 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470
Holland & Knight LLP | www.hklaw.com

Terrence O. Davis
(404) 817-8531
 terrence.davis@hklaw.com

March 1, 2017

VIA EDGAR
Mr. Jeffrey A. Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Griffin Institutional Access Credit Fund
(File Nos. 333-211845 and 811-23159)

Dear Mr. Foor:

At your request, we are submitting this letter on behalf of our client, Griffin Institutional Access Credit Fund (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system. The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on December 15, 2016, in connection with the review conducted by the Staff of the registration statement on Form N-2 filed with the SEC by the Trust on October 28, 2016.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments – December 15, 2016

1.	Comment. Please confirm that the parenthetical after unsecured debt should include senior secured debt.

Response. The Registrant has revised the reference to “senior unsecured debt.”

2.	Comment. On the cover page, please update all blanks and the bracketed language.

Response. The disclosure has been revised as requested.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

3.
Comment. With respect to the bulleted risks on the cover page, consider adding specific risk language regarding CLOs (for example, Our investments in CLOs may be riskier than other debt instruments…”). Also, please include leveraged credit risk.

Response. The disclosure has been revised as requested.

4.
Comment. We note that the offering is being done on a best efforts basis. Please add risk that the amount of capital raised may be insufficient for the Fund to implement its investment strategy or to be operated profitably.

Response. The Registrant respectfully notes that the Principal Risks section of the Prospectus currently includes a Minimal Capitalization Risk.

5.	Comment. Please confirm in your written response that the Fund is able to rely on multi-class exemptive relief.

Response. The Fund is able to rely on multi-class exemptive relief based on an order obtained by an affiliate of its adviser. Please refer to Griffin Institutional Access Real Estate Fund and Griffin Capital Advisor, LLC, Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Co. Act Rel. No. 31559 (Apr. 20, 2015) (Order)

6.	Comment. In the prospectus summary, please confirm that the parenthetical after unsecured debt should include senior secured debt.

Response. The Registrant has revised the reference to “senior unsecured debt.”

7.	Comment. In the Private Corporate Debt bullet, please remove the language “without regard to… geography.”

Response. The disclosure has been revised as requested.

8.	Comment. With respect to the co-investment program, please add disclosure regarding the Fund’s ability to rely on exemptive relief.

Response. The disclosure has been revised as requested.

9.	Comment. Please add language that a majority of the fund board will approve any co-investment.

Response. The disclosure has been revised as requested. However, any specific approval requirements will, of course, be subject to the terms of any exemptive relief that may be obtained by either the Registrant’s investment adviser or sub-adviser.

10.	Comment. Please define “CLOs” in the reference to collateralized loan obligations.

Response. The disclosure has been revised as requested.

11.	Comment. Please confirm that the equity tranches of CLOs will not be counted towards the Fund’s 80% test.

Response. The Registrant has revised the disclosure regarding its 80% policy to clarify that equity tranches of CLOs are not counted toward the 80%.

12.	Comment. In the bullet captioned Access to Bain’s Resources on page 3, please move up the language re Bain Capital Credit’s professionals.

Response. The disclosure has been revised as requested.

13.
Comment. On page 4, with respect to senior direct lending investments, please add disclosure regarding the Fund’s origination activities. Please confirm that the comments from the last filing regarding the Fund’s origination activities have been incorporated.

Response. The disclosure has been revised as requested.

14.	Comment. On page 5, with respect to the Fund’s allocation to private investment funds, please confirm that the Fund will limit its investments in hedge funds to no more than 15% of the Fund’s assets.

Response. The disclosure has been revised to reflect that no more than 15% of the Fund’s assets will be invested in hedge funds.

15.
Comment. In Footnote Six of the fee table, please revise the language to reflect that the Adviser can recapture fees three years from the date a waiver was incurred, instead of three years from the end of the fiscal year.

Response. The disclosure has been revised as requested.

16.	Comment. As a general comment, please complete the fee table.

Response. The fee table has been completed.

17.	Comment. Please add senior direct lending risk.

Response. The disclosure has been revised as requested.

18.	Comment. In the AFFE expenses, please include BDC expenses.

Response. The disclosure has been revised to reflect that BDC expenses are included in the AFFE line item.

19.	Comment. If investing in CLOs as a principal strategy, please add a footnote noting that if CLOs had been included in the fee table, the expenses would have been [ ]%.

Response. The disclosure has been revised as requested.

20.	Comment. Add risk disclosure regarding private investment companies.

Response. The disclosure has been revised as requested.

21.	Comment. We note that the Sub-Adviser is BCSF Advisors, LP, please explain why Bain is prominently disclosed.

Response. As BCSF Advisors, LP is a wholly owned subsidiary of Bain Capital Credit, the Sub-Adviser is able to leverage many of Bain’s resources and its expertise. The disclosure has been revised to place more emphasis on the Sub-Adviser.

22.
Comment. In connection with the Fund’s investments in “private institutional real estate debt funds,” please clarify if these investments rely on an exemption from registration as investment companies under the 1940 Act, and disclose what exemption these funds rely on. Please provide similar disclosure for other private investment funds in which the Fund may invest (we note the disclosure for hedge funds on page 29).

Response. The disclosure has been revised as requested.

23.	Comment. In the SAI, please add a concentration risk for financial services.

Response. The disclosure has been revised as requested.

24.	Comment. Please revise the fundamental policy regarding fund lending.

Response. The disclosure has been revised as requested.

25.	Comment. On page 5 of the SAI, please revise the 10% figure for hedge fund investments.

Response. The disclosure has been revised as requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis